Exhibit 99.1

Kamada to Announce First Quarter 2023 Financial Results and Host Conference Call on May 24, 2023

Rehovot, Israel, and Hoboken, NJ, May 17, 2023 -- Kamada Ltd. (NASDAQ & TASE: KMDA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that it will release financial results for the first quarter ended March 31, 2023, prior to the open of the U.S. financial markets on Wednesday, May 24, 2023.

Kamada management will host an investment community conference call on Wednesday, May 24, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.) or 1 201-689-8263 (International) using conference ID 13738719. The call will also be webcast live on the Internet at: https://viavid.webcasts.com/starthere.jsp?ei=1614685&tp_key=87fb1414ee.

The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and during recent years added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D)®. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

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CONTACTS:

Amir London

Chief Executive Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

(212) 915-2578

britchie@LifeSciAdvisors.com